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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*


                    The Kroll-0'Gara Company
_________________________________________________________________
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                           67083U 10 2
_________________________________________________________________
                         (CUSIP Number)

                         Jules B. Kroll
                        900 Third Avenue
                    New York, New York  10022
                         (212) 833-3221
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           May 5, 1998
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                            13D Page 2 of 4 Pages

CUSIP No.                                             67083U 10 2
_________________________________________________________________
1)   Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons

     Jules B. Kroll
_________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [ ]

     Not applicable.
_________________________________________________________________

3)   SEC Use Only
_________________________________________________________________

4)   Source of Funds (See Instructions)

     Not applicable.
_________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not applicable.
_________________________________________________________________

6)   Citizenship or Place of Organization

                    United States of America
 _______________________________________________________________
|                   |                                           |
| NUMBER OF SHARES  |  7) Sole Voting Power        2,879,991    |
| BENEFICIALLY      |___________________________________________|
| OWNED BY EACH     |  8) Shared Voting Power          -0-      |
| REPORTING PERSON  |___________________________________________|
| WITH              |  9) Sole Dispositive Power   2,879,991    |
|                   |___________________________________________|
|                   | 10) Shared Dispositive Power     -0-      |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,879,991
_________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)

     Not applicable.
_________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)

     17.1%
_________________________________________________________________

14)  Type of Reporting Person (See Instructions)

     IN
_________________________________________________________________


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                                            13D Page 3 of 4 Pages

Item 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Kroll-O'Gara Company ("KOG"). The addresses of the principal executive offices of KOG are 9113 LeSaint Drive, Fairfield, Ohio 45014 and 900 Third Avenue, New York, New York 10022.


Item 2.   Identity and Background

          This statement is filed by Jules B. Kroll. Mr. Kroll's business address is 900 Third Avenue, New York, New York 10022. Mr. Kroll is the Chairman and Chief Executive Officer of KOG. During the past five years Mr. Kroll has not been convicted in a criminal proceeding, nor has Mr. Kroll been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kroll is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.


Item 4.   Purpose of Transaction

          Not applicable.  See Item 5.


Item 5.   Interest in Securities of the Issuer

          Jules Kroll beneficially owns 2,879,991 shares of KOG's
Common Stock representing 17.1% of the class.   Mr. Kroll has
sole voting and dispositive power over all shares beneficially owned by him. Within the past sixty days Mr. Kroll sold 805,000 shares in connection with a secondary offering of Common Stock of KOG. The offering was completed May 5, 1998. The shares were sold to the underwriters at a purchase price of $19.30 per share.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.

















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                                            13D Page 4 of 4 Pages

Item 7.   Material to be Filed as Exhibits

          None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998.                             \s\ Jules B. Kroll
                                          _______________________
                                               Jules B. Kroll




















































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